August 29, 2019

Frank V. Saracino
Chief Financial Officer
NorthStar Healthcare Income, Inc.
590 Madison Avenue
34th Floor
New York, NY 10022

       Re: NorthStar Healthcare Income, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 22, 2019
           File No. 000-55190

Dear Mr. Saracino:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 8. Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm, page 80

1. Please tell us how you determined that you complied with Rule 2-05 of Regulation S-X given that your principal auditor makes reference to the work of other auditors for an investment accounted for by the equity method.

Note 2. Summary of Significant Accounting Policies
Recent Accounting Pronouncements, page 98

2. Please tell us how you considered the disclosure requirements outlined in ASC 606-10-50-
      12 through 50-15 and 606-10-50-17 through 50-20 as it relates to your resident fee income. We note these revenues represent approximately 44% of total revenues for the
 Frank V. Saracino
NorthStar Healthcare Income, Inc.
August 29, 2019
Page 2
         periods presented.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Isaac Esquivel at (202) 551-3395 or Kristi Marrone at
(202) 551-3429 if
you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,
FirstName LastNameFrank V. Saracino
                                                          Division of
Corporation Finance
Comapany NameNorthStar Healthcare Income, Inc.
                                                          Office of Real Estate
and
August 29, 2019 Page 2                                    Commodities
FirstName LastName